May 21, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	Landstar System, Inc.

Form 10-K for the fiscal year ended December 26, 2020

Filed February 23, 2021

File No. 000-21238

Ladies and Gentlemen:

This letter sets forth the responses of Landstar System, Inc. (the “Company”, and collectively with its subsidiaries and affiliates, “Landstar”) to the comments contained in your letter, dated April 14, 2021, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 26, 2020 (the “Form 10-K”) filed with the Securities and Exchange Commission (the “Commission”) on February 23, 2021. The Commission’s comment is set forth below in bold/italics and the Company’s response is set forth in plain text immediately following the comment. Please let us know if we can provide additional information to assist in the review process.

Form 10-K for the Fiscal Year Ended December 26, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations Changes in Financial Condition and Results of Operations, page 22

We note that you have a table on page 27 presenting, under the heading of “indirect costs and expenses,” percentages that various amounts reported in your financial statements are of your measure of gross profit, similarly for operating income and we see that you describe your computation of gross profit on page 25 as “revenue less the cost of purchased transportation and commissions to agents.”

However, on page 26 you describe certain items that are reported in other cost categories which appear to represent costs that would be attributable to costs of revenues under GAAP, and thereby ordinarily considered in calculating gross profit in accordance with GAAP. For example, you explain that maintenance on your trailering equipment, BCO Independent Contractor recruiting and qualification costs, and trailer rental costs are components of other operating costs, and that depreciation and amortization primarily relates to trailing equipment and information technology hardware and software.

We see that you have utilized the percentages based on your apparently incomplete gross profit measure in your discussion and analysis of operating results on pages 29 and 31 and have quantified the measure in earnings releases and presentations filed on Form 8-K.

Please revise your filing to distinguish the measures that you have presented from those that would be calculated in accordance with GAAP. Specifically, you should (i) recalculate gross profit to reflect all costs of sales as would be reported in accordance with GAAP, (ii) choose an alternate label for your non-GAAP measure, and (iii) provide a reconciliation between gross profit in accordance with GAAP and your non-GAAP measure. Please refer to Item 10(e)(1)(i)(A), Item 10(e)(1)(ii)(E), and Item 10(e)(1)(i)(B) of Regulation S-K. Similar requirements are applicable with regard to your earnings releases and presentations pursuant to §244.100(a) of Regulation G.

Please ensure that when presenting non-GAAP measures you include corresponding information based on the most directly comparable GAAP measures with equal or greater prominence. Given your current disclosures, this would include adding tabulations and narratives based on gross profit in accordance with GAAP. You may refer to the Answer to Question 102.10 of our Compliance and Disclosure Interpretations, dated April 4, 2018, which is available on our website at the following address.

https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm

Response:

Landstar is an asset-light provider of integrated transportation management solutions. In providing these services, Landstar utilizes third party capacity providers to transport and store customers’ freight and independent commission sales agents who are responsible for locating freight, making that freight available to Landstar’s capacity providers and coordinating the transportation of the freight with customers and capacity providers. Revenue is recognized on a shipment-by-shipment basis, as the Company does not provide dedicated services to customers based on minimum volume commitments by such customers over time. Payments to the third party transportation capacity providers and independent commission sales agents are only made to the extent transportation services have been completed on a shipment-by-shipment basis and revenue has been recognized. The portion of the operating costs of the Company’s transportation services business that is attributable to purchased transportation and commissions to agents varies directly with revenue. Incremental amounts of transportation revenue have a direct, associated cost of purchased transportation and commissions to agents and, as such, the Company considers these cost items to be direct operating costs. As defined by the Company, “gross profit” represents revenue less these direct operating costs.

The Company is not aware of any uniform definition of the term “gross profit” under GAAP. The Company believes that such term is generally understood under GAAP as related to the term “gross margin,” where “gross profit” represents revenue less cost of goods sold (or, alternatively, direct costs of revenue) and “gross margin” refers to gross profit divided by revenue. The definition of “gross margin” in the FASB Master Glossary recognizes that not all operating costs are included in gross margin. Accordingly, for clarity the Company clearly defines its measure of gross profit as “revenue less the cost of purchased transportation and commissions to agents” in its filings, earnings releases and presentations.

The Company respectfully disagrees with the Commission’s characterization of the Company’s measure of gross profit as a non-GAAP financial measure. In the Final Rule adopting Regulation G (Release No. 33-8176), the Commission stated:

We do intend that the definition of non-GAAP financial measure capture all measures that have the effect of depicting either:

•	a measure of performance that is different from that presented in the financial statements, such as income or loss before taxes or net income or loss, as calculated in accordance with GAAP; or

•	a measure of liquidity that is different from cash flow or cash flow from operations computed in accordance with GAAP.

It is the Company’s belief that its measure of gross profit does neither. The Company’s measure of gross profit is not presented in its financial statements, and, as noted above, the Company is not aware of any uniform definition of the term “gross profit” under GAAP. The Company’s measure of gross profit also is not a measure of liquidity. Moreover, the Company’s measure of gross profit is calculated using exclusively financial measures calculated in accordance with GAAP: revenue less the cost of purchased transportation and commissions to agents. This is consistent with Item 10(e)(4)(ii) of Regulation S-K, which states “non-GAAP financial measures exclude . . . [r]atios or statistical measures calculated using exclusively one or both of . . . [f]inancial measures calculated in accordance with GAAP” and Section 101(a)(2) of Regulation G, which states “[a] non-GAAP financial measure does not include operating and other financial measures and ratios or statistical measures calculated using exclusively one or both of . . .

[f]inancial measures calculated in accordance with GAAP.”

The Company believes that the cost items reported in other operating cost categories are appropriately characterized as indirect operating costs associated with operating a transportation management business because these costs are not directly related to specific shipments and are therefore not a direct cost of revenue. For example, the Company maintains a fleet of approximately 13,000 pieces of trailing equipment. Maintenance on this trailing equipment is an ongoing and regular cost of doing business but is not tied to any specific shipment or revenue transaction. Trailing equipment is maintained and trailer rental costs are incurred in support of the Company’s entire customer base, and specific pieces of equipment are not contractually obligated to specific customers or shipments. There is no direct and corresponding amount of trailer maintenance or trailer rent associated with any single shipment, and these operating costs are not incurred in respect of any particular revenues. Similarly, the Company recruits and qualifies thousands of BCO Independent Contractors each year to support its entire customer base, but specific BCO Independent Contractors are not recruited and qualified solely to provide service to a specific customer or shipment, and these recruiting and qualification costs are not incurred in respect of any particular revenues. Likewise, insurance and claims, SG&A and information technology hardware and software are attributable to supporting the entirety of the Company’s transportation management business.

The amount represented by “revenue less the cost of purchased transportation and commissions to agents” is a critical financial measure for both the Company and investors.1 Management believes that a discussion of this financial metric is useful and meaningful to investors for the following principal reasons: (1) disclosure of this metric is key to understanding the ability of the Company’s transportation network to generate margin on a market-driven, purely variable cost basis; (2) disclosure of this information is key to understanding trends over time in the margin contributed to the Company by each incremental dollar of transportation revenue generated by the Company’s freight transportation business; (3) disclosure of this information allows investors to better understand the underlying trends with respect to direct costs and indirect costs reflected in the Company’s results of operations and the amount of indirect operating costs in relation to the amount of gross profit generated; (4) management considers this financial information in its decision-making, such as budgeting for IT infrastructure, trailing equipment and selling, general and administrative costs; (5) this information is meaningful to investors’ evaluations of the Company’s management of direct and indirect operating costs; and (6) this information facilitates comparisons by investors of the Company’s results to the results of other non-asset or asset-light companies in the transportation and logistics services industry. The Company believes that, based on its experience interacting with its investors and industry analysts, investors would be much better served by the Company continuing to provide this information in its current form.

Should the Staff have further questions or comments, we would welcome direct dialogue.

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The Company expanded its discussion of “gross profit” in MD&A in response to the Staff’s comment contained in the letter dated June 11, 2014, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2013. In the 2014 letter, the Staff stated “[w]e note that you define gross profit as revenue less the cost of purchased transportation and commissions to agents,” and requested that the Company “expand your discussion in MD&A to discuss the reasons why you believe this presentation is useful and meaningful to potential investors and other users of your financial statements.” Accordingly, the Company has included an expanded discussion of this financial metric and why the Company believes it is useful and meaningful to investors in its filings subsequent to the 2014 letter. Notably, the Staff’s 2014 letter did not raise any comments relating to the Company’s definition of gross profit.

If you have any questions regarding this letter, please do not hesitate to call me at (904) 390-1558.

Sincerely,

/s/ James Todd
James Todd
Vice President and Corporate Controller Landstar System Holdings, Inc.

cc:	Michael K. Kneller, Vice President, General Counsel and Secretary

Mark Wojciechowski, Division of Corporation Finance

Karl Hiller, Division of Corporation Finance

Steven J. Slutzky, Debevoise & Plimpton, LLP

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